Filed by Seneca Biopharma, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Seneca Biopharma, Inc.

(Commission File No. 001-33672)

IMPORTANT REMINDER FOR SENECA BIOPHARMA, INC. STOCKHOLDERS

Time is short – please vote your shares for the Special Meeting of Stockholders on March 24, 2021

Your vote may impact the value of your investment and the future of

Seneca Biopharma, Inc.

According to our latest records, your vote may not have been received

PLEASE VOTE TODAY BY CALLING TOLL FREE: 1-855-682-2019

If you have already voted, there is still time to change your vote!

Background:

On December 17, 2020, Seneca Biopharma, Inc. announced a proposed merger with Leading BioSciences, Inc., a privately held company. Upon completion of the merger, the company is expected to operate under the name Palisade Bio, Inc. and trade on the Nasdaq Capital Market under the ticker symbol PALI. In order to complete the merger, Seneca Biopharma is seeking stockholder approval of a variety of proposals, including authorization to effect a reverse stock split.

Question	Answer
Why is the Company seeking stockholder approval to effect a reverse stock split?

The Seneca Board approved the proposal approving the amended and restated certificate of incorporation of Seneca effecting the Reverse Split at a ratio not less than 1-for-5 and not greater than 1-for-12 for the following reasons:

•         the Seneca Board believes effecting the Reverse Split may be an effective means of avoiding a delisting of Seneca Common Stock from Nasdaq in the future;

•         the Seneca Board believes an investment in Seneca Common Stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients and investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks;

•         The Seneca Board believes that analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks and that most investment funds are reluctant to invest in lower priced stocks;

•         the Seneca Board believes that the Reverse Split will result in a number of authorized but unissued shares of Seneca Common Stock sufficient for the issuance of shares of Seneca Common Stock to LBS’s stockholders pursuant to the Merger Agreement; and

•         the Seneca Board believes a higher stock price may help generate investor interest in Seneca and help Seneca attract and retain employees.

If the Reverse Split successfully increases the per share price of Seneca Common Stock, the Seneca Board believes this increase may increase trading volume in Seneca Common Stock and facilitate future financings by Seneca.

What happens if I don’t vote?	If you don’t vote or you abstain, it may count the same as a vote AGAINST the proposal.
Why do you keep contacting me?

Based on our current records, we believe that you may have not yet voted. Your vote could impact the value of your investment and we are conducting an intensive outreach to make sure stockholders understand how important their vote is - and to provide them with multiple opportunities to vote. The Seneca Board strongly believes it is in your best interest to vote “FOR” the proposal today.

If you have already voted, there is still time for you to change your vote (see below).

Who can help me vote?

The proxy solicitation firm, Kingsdale Advisors, has been engaged to assist you with voting your shares and any questions you may have – please see below for their contact information or call toll-free at 1-855-682-2019

If I’ve already voted, can I change my vote?

Yes. You may revoke your previously submitted proxy and reclaim your right to vote at any time before your proxy is voted at the Special Meeting by submitting a later-dated proxy card or vote instruction form or by voting in person at the Special Meeting. Your most current proxy card or Internet proxy is the one that will be counted. Your vote is important

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